BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive, Rancho Mirage, CA 92270
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 442-599-1299
Attorney/Principal		wbarnett@wbarnettlaw.com

February 29, 2024

Division of Corporation Finance

Office of real Estate and Construction

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Ameen Hamady, Accountant
Isaac Esquivel, Accountant
Catherine De Loenzo, Attorney
Pam Long, Attorney

Reelcause Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on January 18, 2024
File No. 000-56627

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10-12G (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated February 13, 2024 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10-12G

Risk Factors, page 7

1. In response to your comment, we have revised the disclosure under this Risk Factor and have revised the Job History’s of the officers and directors listed in Item 5.

Executive Compensation, page 21

2. In response to your comment, we have added compensation disclosure for fiscal year ended December 31, 2023.

Item 7. Certain Relationships and Related Transactions. Page 22

3. In responses to your comment, we have added disclosure under the aforementioned heading on page 22 consistent with such disclosures set forth in Note 4 to the Registrant’s audited financial statements.

SEC

Reelcause Inc.

February 29, 2024

The Company’s executive officers are in a position to influence certain actions requiring shareholder vote, page 25.

4. In responses to your comment, we have deleted one and added two new Risk Factors on page 12, and added footnote 3 on page 20, regarding the percentage of shares owned by executive officers and their voting power percentage.

Exhibits

5. In accordance with your comment we have added attached amendments to Exhibit 3.1 the Articles of Incorporation. Unfortunately, the original Articles of Incorporation set forth as Exhibit 3.1 are exactly as filed with the State of Nevada. There is nothing missing. It may be that they were incorrectly numbered when filed.

General

6. Your Comment 6 is duly noted and will be followed by the Registrant.

7. No officer or director is involved with any other Blank Check or Shell Company; we have added a paragraph to this effect under Item 7. “Involvement with other blank check or shell companies” on page 22.

8. The website in question has been deleted from the internet. This was a left over from prior management. We apologize for this oversight. However we can disclose to you, that although the CEO/CFO is located in Korea the Company does not do any business in Korea. The Company is currently seeking an operating business in the United States. The Korean government does not control Mr. Jeon’s actions as an officer of a U.S. company.

9. Please see are response to Comment 8 above. In addition we have removed all reference to a Company website. ReelCause R&D and Reelcause Inc. are the same company. The name was changed incorrectly for a few weeks. It was later changed back to Reelcause Inc. with an amendment filed with Nevada on October 2, 2023.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett